This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

December 22, 2005

Item 3: Press Release

A Press release dated and issued December 22, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to provide the following updates on its platinum group metals (“PGM”) and nickel projects, both located in Ontario.

Item 5: Full Description of Material Change

River Valley PGM Project, Sudbury, Ontario

The River Valley Project, located east of Sudbury, Ontario, is a joint venture between Pacific North West Capital Corp. (“PFN”) and Anglo American Platinum Corporation (“Anglo Platinum”), the world’s largest primary producer of platinum.  Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator.

Completion of Fall 2005 Drill Program

As detailed in the news release of October 17, 2005, the Company carried out a 3,000-metre drill program to test new geological PGM related targets, identified during the Summer 2005 geological mapping program within the River Valley Intrusive (“RVI”).  This mapping provided a better understanding of the internal structure of the RVI, and led to a refocusing of the exploration effort into a new target environment, towards the inside of the RVI and away from the mineralized contact environment.

Samples from the drill program are undergoing laboratory analysis with results expected in early 2006.

Updated Resource Estimate

A new resource calculation based on drill results from the 2005 drill program is in progress, and results are expected by mid-February, 2006.

Bulk Sample

The approximate 40 tonne sample collected from the Dana North and South PGE Mineralized Zones is now in South Africa for metallurgical testing at Anglo Platinum’s facilities.

West Timmins Nickel Project, Timmins, Ontario

The West Timmins Nickel Project, located approximately 60 km east of Timmins Ontario, is based upon an agreement with Falconbridge Limited (“Falconbridge”), whereby PFN may earn up to 100% interest.  The Project is adjacent to Falconbridge's Montcalm deposit, which contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the Proven and Probable category and are expected to support a mine life of 8.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 km to the east (See Location Figure).

Completion of Fall 2005 Drill Program

In late September (see news release dated September 29, 2005), PFN commenced a 3,000 metre drill program.  Drill targets were identified through the evaluation of AeroTEM conductors with ground geophysical, prospecting, and geochemical programs for their nickel and copper potential, within the Montcalm Mafic Intrusive Complex (MFI).

Analysis of the samples is currently underway at the laboratory, with results expected in early 2006.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___December 23, 2005_______

___

Date

“Taryn Downing”

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity